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                              March 17, 2023

       Jim Xu
       Chief Executive Officer
       LOBO EV TECHNOLOGIES LTD
       Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
       Xinwu District, Wuxi, Jiangsu
       People   s Republic of China, 214111

                                                        Re: LOBO EV
TECHNOLOGIES LTD
                                                            Registration
Statement on Form F-1
                                                            Filed on March 13,
2023
                                                            File No. 333-270499

       Dear Jim Xu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1

       Capitalization, page 58

   1. Please revise your Capitalization table to include your indebtedness in accordance with
                                                        Item 4(a) of Form F-1
and Item 3.B of Form 20-F.
       Exhibits

   2. Please refile your exhibits so they are in a searchable format, as required by Regulation S-
                                                        T. Please also revise
your exhibit index to include Exhibits 99.8-99.10.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Jim Xu
LOBO EV TECHNOLOGIES LTD
March 17, 2023
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Heather Clark at (202) 551-3624 or Hugh West at (202) 551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameJim Xu
                                                           Division of
Corporation Finance
Comapany NameLOBO EV TECHNOLOGIES LTD
                                                           Office of
Manufacturing
March 17, 2023 Page 2
cc:       Lawrence Venick
FirstName LastName